Exhibit 99.1

Gilat to Acquire Stellar Blu, an IFC Market Leader with a
First-to-Market ESA-Based Solution for Commercial Aviation

Gilat expects its annual revenues from Stellar Blu to range
between $100 Million to $150 Million beginning in 2025, based on
Stellar Blu’s robust backlog

Highlights

•
The acquisition positions Gilat as a market leader in In-Flight Connectivity (IFC)  technologies and solutions for Commercial and Business Aviation, with extensions to adjacent high-end mobility markets ideally suited to Electronically Steered Antenna (ESA) solutions.

•	Stellar Blu Solutions’ ESA terminal provides full LEO and GEO multi-orbit support, addressing the future strategy of key commercial IFC service providers.

•	Stellar Blu’s go-to-market partners align well with Gilat account strategies, potentially yielding new product and service opportunities.

•	Gilat will pay $98 Million at closing, and up to an additional $147 Million payable in cash subject to the achievement of post-closing business and financial objectives.

•	The acquisition is expected to be accretive on a non GAAP basis starting the second half of 2025.

Petah Tikva, Israel, June 17, 2024 — Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that it has signed a definitive agreement to acquire Stellar Blu Solutions LLC, which will become a core component of Gilat’s IFC growth strategy.

Stellar Blu Solutions is a US-based leading avionics solution provider of next-generation SATCOM terminal solutions. The acquisition is a significant step in Gilat’s initiative to increase its presence in the growing IFC market. Gilat expects its annual revenues from the acquired business to range between $100 Million to $150 Million beginning in 2025, based on Stellar Blu’s existing backlog. The acquisition is expected to be accretive on a non GAAP basis starting the second half of 2025.

Gilat will pay an initial cash payment of $98 Million at closing, subject to customary adjustments, and up to an additional $147 Million payable in cash, subject to the achievement of post-closing financial and business goals. Gilat intends to finance the acquisition with its existing cash reserves and an external credit facility.

The transaction has been approved by Gilat’s Board of Directors and by Stellar Blu Solutions Board of Managers. The closing of the transaction is subject to certain regulatory approvals, including the receipt of clearance from the Committee on Foreign Investment in the United States (CFIUS) and the U.S. Federal Trade Commission (FTC) and the Department of Justice (DOJ) under the HSR Act, as well as other customary closing conditions. The acquisition is expected to close in the second half of 2024.

Stellar Blu Solutions specializes in the development of specialized connectivity, network, and electronics solutions for satellite networks. The Stellar Blu “Sidewinder” solution is novel in its open architecture, full ESA terminal optimized to enable the performance and cost advantages of multi-orbit strategies. The Sidewinder architecture is modular and easily extensible into other aerospace, and mobility applications. The Stellar Blu platform has been selected by Intelsat, Panasonic, OneWeb and others, to provide next-generation satcom solution offerings. Through this network of partners, the Stellar Blu solution has been embraced by some of the world’s largest airlines.

“Stellar Blu Solutions is a leading US-based avionics solution provider, delivering ESA satcom terminals to the world's largest IFC service providers,” commented Adi Sfadia, Gilat’s CEO. “The acquisition is a major milestone in Gilat’s growth strategy to expand its business further into the IFC market. Moreover, we believe that with Gilat’s global reach, we can bring Stellar Blu’s innovative solutions to other high-end mobility markets in need of an ESA solution. Jointly, we will provide Stellar Blu customers with a comprehensive support network. We see strong synergies between the companies and are looking forward to working with Stellar Blu Solutions’ leadership in support of these world class customers.”

“We are proud of our Stellar Blu team for getting the company positioned to join Gilat and expect that unified with Gilat’s resources, leadership position in the SATCOM market and its vast international reach, Stellar Blu will be well placed to continue its growth and product breakthrough,” said Tracy Trent, CEO of Stellar Blu Solutions. “We believe Stellar Blu’s innovative open architecture products, and significant leadership within the IFC market will strongly enhance Gilat’s strategy in this sector.”

Conference Call Details

Gilat’s Management will discuss the acquisition and will participate in a question-and-answer session:

Date:             Monday, June 17, 2024

Start:             12:00 PM EDT / 19:00 IDT

Webinar link: https://us06web.zoom.us/webinar/register/WN_kllUZ6oJSZW4UEOWbiLh3Q

Advisors

William Blair LLC is serving as financial advisor to Gilat. Naschitz Brandes Amir & Co., Carter Ledyard & Milburn LLP and Crowell & Morning LLP are acting as Gilat’s legal counsel. Houlihan Lokey is serving as an exclusive financial advisor to Stellar Blu. Sheppard, Mullin, Richter & Hampton, LLP is acting as Stellar Blu’s legal counsel.

About Stellar Blu Solutions

Stellar Blu Solutions is a leader in developing cutting-edge connectivity, network, and avionics solutions for next-generation satellite networks. Focused on continuing the development of aircraft communications technologies for the world’s leading airlines, as well as solutions for other aerospace and mobility markets, Stellar Blu provides turn-key inflight connectivity solutions including terminal development, aircraft integration, and certification and installation packages. With the benefit of a diverse and global workforce, Stellar Blu maintains offices in Texas, California, Germany, Poland, the United Kingdom.  Stellar Blu is majority owned by funds managed by Fortress Investment Group LLC (www.fortress.com).

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With over 35 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive, secure end-to-end solutions and services for mission-critical operations, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Our portfolio includes a diverse offering to deliver high value solutions for multiple orbit constellations with very high throughput satellites (VHTS) and software defined satellites (SDS). Our offering is comprised of a cloud-based platform and high-performance satellite terminals; high performance Satellite On-the-Move (SOTM) antennas; highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC) and includes integrated ground systems for commercial and defense, field services, network management software, and cybersecurity services.

Gilat’s comprehensive offering supports multiple applications with a full portfolio of products and tailored solutions to address key applications including broadband access, mobility, cellular backhaul, enterprise, defense, aerospace, broadcast, government, and critical infrastructure clients all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, the ability of the parties to consummate the proposed transaction on a timely manner or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, including the ability to secure regulatory approvals on the terms expected, in a timely manner or at all; the potential impact of the announcement of the proposed transaction on the ability of Gilat and Stellar Blu to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Gilat or Stellar Blu do business, or on Gilat’s or Stellar Blu’s operating results and business generally; disruption of the current plans and operations of Gilat and Stellar Blu as a result of the proposed transaction or its announcement, including risks that Stellar Blu’s business will not be integrated successfully into Gilat’s; risks relating to Gilat’s ability to realize anticipated benefits of the combined operations; changes in general economic and business conditions; inability to maintain market acceptance to Gilat’s products; inability to timely develop and introduce new technologies, products and applications; rapid changes in the market for Gilat’s products; loss of market share and pressure on prices resulting from competition; introduction of competing products by other companies; inability to manage growth and expansion; loss of key OEM partners, inability to attract and retain qualified personnel; inability to protect Gilat’s  proprietary technology and risks associated with Gilat’s international operations and its location in Israel, including those related to the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah; and other factors discussed under the heading “Risk Factors” in Gilat’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:

Gilat Satellite Networks
Hagay Katz, Chief Products and Marketing Officer
hagayk@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com